Exhibit 99.1

WalkMe Ltd. Announces First Quarter 2022 Financial Results

●	First Quarter Subscription revenue grew 34% year-over-year to $51.4 million
●	Added 8 Net New Enterprise-Wide DAP* Customers with Average ARR* up to $653 thousand
●	Expanded strategic alliance with HCL
●	Announced Strategic Partnership with Execution Management Company Celonis

SAN FRANCISCO, May 23, 2022 -- WalkMe Ltd. (NASDAQ:WKME), a leading provider of digital adoption solutions, today announced financial results for its first quarter ended March 31, 2022.

“In the first quarter the market trends of driving businesses forward through digital transformation continued to accelerate,” said Dan Adika, CEO of WalkMe.  “The ecosystem around digital adoption platforms continues to grow rapidly, and we see increasing recognition of the category we created. We advanced our partner program by expanding our relationship with HCL, and today we announced a strategic partnership with Celonis to advance our mission of connecting data, action, and experience. These relationships are a key pillar to our future growth and a signal to us of the growing momentum in our category. In the first quarter, subscription revenue grew 34% and added 8 net new enterprise-wide DAP* customers. I was pleased with our ability to drive better than expected operational leverage and we plan to continue to improve our efficiency in 2022 as we invest in our key growth drivers.”

First Quarter 2022 Financial Highlights:

●
Revenue. Total revenue was $56.8 million in the first quarter of 2022, an increase of 33% year-over-year. Subscription revenue was $51.4 million, an increase of 34% year-over-year compared to 30% year-over-year in the first quarter of 2021.

●	Annualized Recurring Revenue (ARR)*: as of March 31, 2022 grew 30% year-over-year to $230 million.
●	Remaining Performance Obligation (RPO)*: was $318 million as of March 31, 2022, an increase of 34% year-over-year.
●	GAAP Operating Loss: was $29.6 million in the first quarter of 2022, or 52% of total revenue, compared to $13.0 million, or 31% of total revenue, in the first quarter of 2021.
●	Non-GAAP Operating Loss*: was $18.6 million in the first quarter of 2022, or 33% of total revenue, compared to $9.5 million, or 22% of total revenue, in the first quarter of 2021.
●
Cash Flow: Net cash used in operations in the first quarter of 2022 was $18.3 million, or 32% of total revenue, compared to $2.9 million used in operations or 7% of total revenue, in the first quarter of 2021.

●	Free Cash Flow*: was negative $20.3 million in the first quarter of 2022, or 36% of total revenue, compared to negative $4.1 million, or 10% of total revenue, in the first quarter of 2021.
●	Cash, Cash Equivalents, and Short-term Deposits were $326.8 million as of March 31, 2022.

“I was pleased with the progress of our go to market strategy by further diversifying our channels through partnerships while continuing to see growth with our internal salesforce,” said Andrew Casey, CFO of WalkMe. “We continue to invest in our growth drivers, and showed operational efficiency, improving upon our initial guidance for the year. We continue to have confidence in our full year revenue plan and expect to see continued operational leverage throughout the course of 2022.”

First Quarter and Recent Business Highlights:

●
In the first quarter, WalkMe added eight net new Enterprise-Wide DAP* customers for a total of 134, representing customer count growth of 52% year-over-year. ARR* from DAP* customers grew 56% year-over-year.

●	Customers with over $100 thousand in ARR* grew 29% year-over-year to 476 and customers with over $1 million in ARR grew 41% year-over-year to 31.
●
In the fourth quarter of 2021, WalkMe updated and enhanced its third-party data sources for identifying customers with 500 or more employees and as a result now captures a greater number of customers in this category in the same period compared to the previous methodology. ARR* from customers with 500 or more employees grew 32% year-over-year and represented 87% of total ARR* without the new data sources. With the new data sources, ARR* from customers with 500 or more employees is now greater than 92% of total ARR*.

●
Announced a strategic partnership with Celonis, a global leader in execution management, that enables joint customers to maximize the impact and return on digital transformation investments. WalkMe and Celonis are expected to collaborate to optimize their respective customer’s’ business performance by offering WalkMe’s leading Digital Adoption Platform combined with the real-time process optimization capabilities of the Celonis Execution Management System (EMS) to accelerate digital transformation.

●
WalkMe expanded its relationship with HCL - a leading Global Technology Company - to create more go to market opportunities in their Digital Workplace Services Business Group.  HCL has invested in WalkMe Digital Adoption skills to deliver a strategic Managed Services Offering to support their customers.

Financial Outlook:

For the second quarter of 2022, the Company currently expects:

●	Total revenue of $59 to $60 million, representing a growth rate of 26% to 28% year-over-year
●	Non-GAAP operating loss* of $20 to $19 million

For the full year 2022, the Company currently expects:

●	Reiterates Total revenue of $251 to $255 million, representing a growth rate of 30% to 32% year-over-year
●	Non-GAAP operating loss* of $78 to $74 million

*The section titled “Non-GAAP Financial Measures and Key Performance Indicators” below contains a description of the non-GAAP financial measures discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below. The Company is unable to provide a reconciliation of non-GAAP Operating Income (Loss) to Operating Income (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort, because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, predicting forward-looking share-based compensation. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-GAAP Financial Measures and Key Performance Indicators” in this press release.

Conference Call Information:

WalkMe will host a conference call and live webcast for analysts and investors at 2:00 p.m. Pacific Time on May 23, 2022. The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. Interested parties can access the call by dialing US Toll Free: (888) 394 - 8218, using the passcode 7303501.

A live webcast of the conference call will be accessible on the WalkMe investor relations website at https://ir.walkme.com.

Approximately one hour after completion of the live call and for at least 30 days thereafter, an archived version of the webcast will be available on the Company’s investor relations website at https://ir.walkme.com.

Supplemental Financial and Other Information:

We intend to announce material information to the public through the WalkMe Investor Relations website at ir.walkme.com, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-GAAP Financial Measures and Key Performance Indicators:

In addition to our financial results reported in accordance with GAAP, this press release and the accompanying tables and related presentation materials may contain one or more of the following non-GAAP financial measures: Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Income (Loss), Non-GAAP Operating Margin, Non-GAAP Net Income (Loss) attributable to WalkMe Ltd., Non-GAAP Net Income (Loss) per share attributable to WalkMe Ltd. and Free Cash Flow, all of which are non-GAAP financial measures. We believe that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may differ from similarly titled measures presented by other companies. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. We define Non-GAAP Gross Profit as gross profit excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Gross Profit with traditional GAAP measures to evaluate our financial performance. Non-GAAP Gross Margin is calculated as a percentage of revenues.

Non-GAAP Operating Income (Loss) and Non-GAAP Operating Margin. We define Non-GAAP Operating Income (Loss) as income (loss) from operations excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. Non-GAAP Operating Margin is calculated as a percentage of revenues.

Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. We define Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. as Net Income (Loss) attributable to WalkMe Ltd. excluding share-based compensation and amortization of acquired intangibles. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. with traditional GAAP measures to evaluate our financial performance. Non-GAAP Net Income (Loss) per Share attributable to WalkMe Ltd. is calculated based on ordinary shares outstanding after accounting for the exchange of our outstanding convertible preferred shares into ordinary shares as though such event had occurred at the beginning of the periods.

Free Cash Flow. We define Free Cash Flow as net cash provided by (used in) operating activities, less cash used for purchases of property and equipment and capitalized internal-use software costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

ARR. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Enterprise-Wide DAP Customers: We define Enterprise-Wide DAP Customers as those who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications.

Special Note Regarding Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including statements regarding the Company’s future financial results and guidance, such as expectations regarding our future revenue. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of the COVID-19 pandemic or adverse macro-economic changes on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; the percentage of our remaining performance obligations that we expect to recognize as revenue; our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our dependence on our management team and other key employees; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; risks related to political, economic and security conditions in Israel; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on form 20-F filed with the Securities and Exchange Commission on March 24, 2022, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About WalkMe

WalkMe’s cloud-based Digital Adoption Platform enables organizations to measure, drive and act to ultimately accelerate their digital transformations and better realize the value of their software investments. Our code-free platform leverages our proprietary technology to provide visibility to an organization’s Chief Information Officer and business leaders, while improving user experience, productivity and efficiency for employees and customers. Alongside walkthroughs and third-party integration capabilities, our platform can be customized to fit an organization’s needs.

Media Contact:

Christina Knittel

press@walkme.com

Investor Contact:

John Streppa

investors@walkme.com

WalkMe Ltd.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share data; unaudited)

	Three months ended
	March 31,
	2022	2021
Revenues
Subscription	$51,389	$38,474
Professional services	5,459	4,180
Total revenues	56,848	42,654

Cost of revenues
Subscription(1)(2)	6,875	5,689
Professional services(1)	6,893	5,080
Total cost of revenues	13,768	10,769

Gross profit	43,080	31,885

Operating expenses
Research and development(1)	15,475	10,422
Sales and marketing(1)	42,079	25,135
General and administrative(1)	15,168	9,373
Total operating expenses	72,722	44,930
Operating loss	(29,642)	(13,045)
Financial income, net	576	45
Loss before income taxes	(29,066)	(13,000)
Income taxes	(679)	(404)
Net loss	(29,745)	(13,404)

Net loss attributable to non-controlling interest	(258)	(246)
Adjustment attributable to non-controlling interest	(6,458)	10,816
Net loss attributable to WalkMe Ltd.	$(23,029)	$(23,974)
Net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.27)	$(1.71)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	83,964,074	13,995,089

(1) Includes share-based compensation expense as follows:

	Three months ended
	March 31,
	2022	2021
Cost of subscription revenues	$260	$54
Cost of professional services	591	123
Research and development	1,566	471
Sales and marketing	3,812	793
General and administrative	4,647	2,091
Total share-based compensation expense	$10,876	$3,532

(2) Includes amortization of acquired intangibles as follows:

	Three months ended
	March 31,
	2022	2021
Cost of revenues	$176	$-

WalkMe Ltd.
Condensed Consolidated Balance Sheets
(in thousands; unaudited)

	March 31,	December 31,
	2022	2021
Assets

Current assets:

Cash and cash equivalents	$249,513	$276,889
Short-term deposits	77,301	65,478
Trade receivables, net	47,447	37,754
Deferred contract acquisition costs	21,270	20,405
Prepaid expenses and other current assets	11,826	7,954
Total current assets	407,357	408,480

Non-current assets:

Deferred contract acquisition costs	35,602	35,969
Other assets	604	987
Property and equipment, net	12,945	10,885
Goodwill and Intangible assets, net	3,120	3,296
Total non-current assets	52,271	51,137

Total assets	$459,628	$459,617

Liabilities, redeemable non-controlling interest and shareholders’ equity

Current liabilities:

Trade payables	$6,051	$6,592
Accrued expenses and other current liabilities	41,141	49,310
Deferred revenues	108,282	86,024
Total current liabilities	155,474	141,926

Long-term liabilities:

Deferred revenues	1,170	1,288
Other long-term liabilities	7,545	6,892
Total long-term liabilities	8,715	8,180
Total liabilities	164,189	150,106

Redeemable non-controlling interest	17,091	23,901
Shareholders’ equity:
Share capital and additional paid-in capital	633,097	610,193
Other comprehensive income (loss)	(224)	455
Accumulated deficit	(354,525)	(325,038)
Total shareholders’ equity	278,348	285,610

Total Liabilities, redeemable non-controlling interest and shareholders’ equity	$459,628	$459,617

WalkMe Ltd.
Condensed Consolidated Statements of Cash Flow
(in thousands; unaudited)

	Three months ended
	March 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(29,745)	$(13,404)

Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	10,876	3,532
Depreciation and amortization	1,496	1,014
Interest on short-term and long-term deposits	(86)	(92)
Increase in trade receivables, net	(9,737)	(13,796)
Increase in prepaid expenses and other current assets and other non-current assets	(3,398)	(978)
Increase in deferred contract acquisition costs	(554)	(5,981)
Increase (decrease) in trade payables	(984)	124
Increase (decrease) in accrued expenses and other current liabilities	(9,101)	5,563
Increase in deferred revenues	22,293	21,079
Increase in other long-term liabilities	653	57
Net cash used in operating activities	(18,287)	(2,882)

Cash flows from investing activities:

Purchase of property and equipment	(650)	(488)
Investment in short-term deposits	(27,000)	-
Proceeds from short-term deposits	15,257	1,002
Investment in restricted deposits	-	(1,002)
Capitalization of software development costs	(1,372)	(711)
Net cash used in investing activities	(13,765)	(1,199)

Cash flows from financing activities:

Proceeds from exercise of options	692	722
Proceeds from issuance of ordinary shares under the employee share purchase plan	4,283	-
Payment of deferred offering costs	-	(51)
Issuance of preferred shares, net	-	10,000
Net cash provided by financing activities	4,975	10,671
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(306)	(455)
Increase (decrease) in cash, cash equivalents and restricted cash	(27,383)	6,135
Cash, cash equivalents and restricted cash - Beginning of period	277,251	62,895
Cash, cash equivalents and restricted cash - End of period	$249,868	$69,030

WalkMe Ltd.
Reconciliation from GAAP to Non-GAAP Results
(in thousands, except share and per share data; unaudited)

	Three months ended
	March 31,
	2022	2021
Reconciliation of gross profit and gross margin
GAAP gross profit	$43,080	$31,885
Plus: Share-based compensation expense	851	177
Plus: Amortization of acquired intangibles	176	-

Non-GAAP gross profit	$44,107	$32,062
GAAP gross margin	76%	75%
Non-GAAP gross margin	78%	75%

Reconciliation of operating loss and operating margin
GAAP operating loss	$(29,642)	$(13,045)
Plus: Share-based compensation expense	10,876	3,532
Plus: Amortization of acquired intangibles	176	-

Non-GAAP operating loss	$(18,590)	$(9,513)
GAAP operating margin	(52)%	(31)%
Non-GAAP operating margin	(33)%	(22)%

Reconciliation of net loss
GAAP net loss attributable to WalkMe Ltd.	$(23,029)	$(23,974)
Plus: Share-based compensation expense	10,876	3,532
Plus: Amortization of acquired intangibles	176	-
Plus: Adjustment attributable to non-controlling interest	(6,458)	10,816

Non-GAAP net loss attributable to WalkMe Ltd.	$(18,435)	$(9,626)

Non-GAAP net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.22)	$(0.13)
Shares used in non-GAAP per share calculations:
GAAP weighted-average shares used to compute net loss per share, basic and diluted	83,964,074	13,995,089
Add:
Additional weighted average shares giving effect to exchange of convertible preferred shares at the beginning of the period	-	58,732,075
Non-GAAP weighted-average shares used to compute net loss per share, basic and diluted	83,964,074	72,727,164

WalkMe Ltd.
Reconciliation of GAAP Cash Flow from Operating Activities to Free Cash Flow
(in thousands; unaudited)

	Three months ended
	March 31,
	2022	2021
Net cash used in operating activities	$(18,287)	$(2,882)
Less: Purchases of property and equipment	(650)	(488)
Less: Capitalized software development costs	(1,372)	(711)
Free Cash Flow	$(20,309)	$(4,081)